                                                                      EXHIBIT 13

WECHSLER HARWOOD                                      FILED
HALEBIAN & FEFFER LLP                      ORANGE COUNTY SUPERIOR COURT
488 Madison Avenue                                DEC 12 1997
New York, New York 10022                   ALAN SLATER Executive Officer/Clerk
(212) 935-7400                             /s/ KATHLEEN WOLFE
                                           By K. WOLFE

KEVIN M. PRONGAY (087010)
JON W. BORDERUD (134355)
PRONGAY & BORDERUD
881 Alma Real Drive, Suite 211
Pacific Palisades, CA 90272
Telephone: (310) 573-3600

Attorneys for Class Plaintiff
  Steven M. Mizel

                  THE SUPERIOR COURT OF THE STATE OF CALIFORNIA
                                COUNTY OF ORANGE

STEVEN M. MIZEL, on behalf of himself and  )
all others similarly situated,             )    CASE NO.    787953
                                           )    Class Action
                      Plaintiff,           )
                                           )    JUDGE ROBERT E. THOMAS
                                           )           DEPT. 61
      V.                                   )    COMPLAINT FOR DAMAGES
JOHN A. BOOTY, DAVID P. COLLINS            )    AND INJUNCTIVE RELIEF
R. BRUCE ANDREWS, MAURICE J.               )
DEWALD, JAMES M. PETERS, JOHN J.           )
RYDZEWSKI, and ARV                         )
ASSISTED LIVING INC., and DOES I           )
THROUGH 50,                                )
                                           )
                    Defendants.            )
                                           )
                                           )     JURY TRIAL DEMAND
                                           )
__________________________________________ )

        Plaintiff, by his attorneys, alleges upon personal knowledge as to his own acts and upon information and belief as to all other matters, as follows:

                              NATURE OF THE ACTION
                              --------------------

        1. This is a stockholders' class action lawsuit brought on behalf of the public stockholders of ARV Assisted Living ("ARV" or the "Company") who have been, and continue to be, deprived of the opportunity to realize fully the benefits of their investment in the Company. The individual defendants have wrongfully refused to take the steps necessary to maximize stockholder value, including properly considering a bona fide offer for the Company from Emeritus Corporation ("Emeritus"). By failing and refusing to take such steps, defendants have breached their fiduciary duties to the plaintiff and to the class. The individual defendants are using their fiduciary positions of control over ARV to thwart others in their legitimate attempts to acquire ARV, and the individual defendants are trying to entrench themselves in their positions with the Company.

                             JURISDICTION AND VENUE
                             ----------------------

        2. This Court has jurisdiction over this action because, among other things, ARV's principal place of business is in Orange County, California, plaintiff is informed and believes that the individual defendants reside in Orange County, California, the wrongful conduct alleged herein occurred or originated in, and/or was directed or controlled from Orange County, California, and the amount of damages alleged is in excess of the jurisdictional limit of this court.

                                    PARTIES
                                    -------

        3. Plaintiff is and, at all relevant times has been, the owner of shares of ARV common stock.

        4. ARV is a corporation duly organized and existing under the laws of the State of California. ARV acquires, develops, and operates assisted living facilities that provide personalized assisted living services to the elderly. ARV maintains its principal executive offices at 245 Fischer Avenue, Costa Mesa, California 92626. ARV has approximately 11,584,272 shares of common stock outstanding and thousands of stockholders of record. ARV's stock trades on the American Stock Exchange.

        5. John A. Booty ("Booty"), at all times relevant hereto, has served as a subsidiary officer of ARV and Vice Chairman of the ARV Board of Directors.

        6. David P. Collins ("Collins"), at all times material hereto, has served as Senior Vice President and a Director of ARV.

        7. R. Bruce Andrews, Maurice J. Dewald, James M. Peters, and John J. Rydzewski, at all times material hereto, have served as Directors of ARV.

        8. The defendants named in paragraphs 4 through 6 above are hereinafter referred to as the "Individual Defendants."

        9. Because of their positions as officers and/or directors of the Company, the Individual Defendants owe a fiduciary duty of loyalty and due care to plaintiff and the other members of the class.

                                DOE ALLEGATIONS
                                ---------------

        10. The true names of those defendants sued herein as Does 1 through 50 ("Doe Defendants") are unknown to plaintiff, who therefore sue these defendants by such fictitious names. Plaintiff will seek leave of Court to amend this Complaint to allege the true names and capacities of the Doe Defendants at such time as they have been ascertained after appropriate discovery.

        11. The Doe Defendants are officers, directors, employees, and/or agents of ARV, or are entities owned or controlled by ARV, have participated with defendants in the wrongful conduct complained of herein, have performed acts and made statements in furtherance thereof, and/or were integrally involved in planning or carrying out the wrongful conduct alleged herein. The Doe Defendants also acted as agents and co-conspirators of defendants, and aided and abetted or participated with defendants in the commission of the wrongful acts alleged herein or otherwise caused the damages suffered by plaintiffs and the other members of the Class.

                           ALLEGATIONS OF CONCERTED ACTION
                           -------------------------------


         12. At all relevant times, defendants pursued a common course of conduct, acted in concert with one another, and conspired with one another to accomplish the offenses complained of herein, and performed acts and made statements in furtherance thereof. In addition to the wrongful conduct alleged herein which gives rise to defendants' primary liability, defendants further aided and abetted, and knowingly assisted one another, in perpetrating the illegal and wrongful conduct complained of herein.

         13. Whenever this complaint alleges an act, deed or transaction by a corporation, partnership, or other business entity, the allegation means that the corporation, partnership, or other business entity engaged in the act, deed or transaction by or through its owners, partners, directors, officers, managers, employees, agents, and/or representatives while acting within the course and scope of their employment, partnership or agency; were actively engaged in the management, direction, and/or control of the entity; and/or were transacting the entity's ordinary business or its affairs.

                            CLASS ACTION ALLEGATIONS
                            ------------------------

         14. Plaintiff brings this action on behalf of himself and all other stockholders of the Company (excluding defendants and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants), who have been or will be injured by defendants' continuing wrongful conduct and actions as alleged herein ("Class").

         15. This action is properly maintainable as a class action.

         16. The Class is so numerous that joinder of all members is impracticable. The Company has thousands of stockholders who are geographically dispersed throughout the United States, making joinder of all members of the Class impracticable.

         17. There are questions of law and fact common to the Class that predominate over questions affecting any individual class member. The common questions include, inter alia:

              a. whether defendants have breached their fiduciary duties owed by them to plaintiff and other members of the Class by failing and refusing to attempt in good faith to maximize stockholder value, including considering the sale of ARV;

              b. whether defendants have breached, or aided and abetted the breach of, the fiduciary duties owed by them to plaintiff and other members of the Class;

              c. whether defendants engaged in a plan and scheme to thwart and reject better offers and proposals from third parties, including the offer made by Emeritus to the detriment of plaintiff and the Class; and

              d. whether plaintiff and the other members of the Class are being and will continue to be injured by the wrongful conduct alleged herein and, if so, what is the proper remedy and measure of damages.

         18. Plaintiff is committed to prosecuting the action and has retained competent counsel experienced in litigation of this nature. Plaintiff's claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Plaintiff is an adequate representative of the Class because his claims and the claims of other members of the Class are coextensive.

         19. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

         20. The defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and as a whole, therefore, preliminary and final injunctive relief on behalf of the Class as a whole are appropriate.

                               COMMON ALLEGATIONS
                               ------------------


         21. In late June 1997, David R. Baty ("Baty"), Emeritus' Chairman and Chief Executive Officer, telephoned Gary L. Davidson ("Davidson"), ARV's Chairman, President and Chief Executive Officer to relay Emeritus' interest in exploring a business combination between the two companies.

         22. On July 10, 1997, Baty sent a letter outlining various proposals by which a transaction might be accomplished. On July 11, 1997, the ARV Board responded by stating that "We are attempting to schedule a meeting next week to consider your proposal."

         23. Unknown to Emeritus, on July 14, 1997, ARV approved an alternative transaction with Prometheus Assisted Living LLC ("Prometheus") whereby Prometheus would acquire 49.9% of ARV's outstanding stock for $14.00 per share in three separate stock purchases over eighteen months. ARV had obtained an opinion from its investment banker, Solomon Brothers, that $14.00 per share was a fair price. ARV and Prometheus immediately thereafter entered into a Stock Purchase Agreement for the purchase of 9,653,325 at $14.00 over the next two years.

         24. Notwithstanding ARV's misleading Emeritus as to the fact that the Emeritus Offer would never even be considered by the Board of Directors, ARV accepted the transaction with Prometheus in order to defeat the Emeritus Offer and prevent negotiation with Emeritus or any other third party offeror.

         25. ARV also agreed to pay Prometheus a breakup fee of $13,000.000, including a $6,000,000 "adjustment" of the purchase price and a separate termination fee of $7,000,000.

         26. Defendants breached their fiduciary duties to shareholders by wrongfully entering into a transaction with Prometheus, which included the exorbitant break up fee, during the time period when there was active bidding for control of ARV by at least one other offeror.

         27. The agreement with Prometheus further guaranteed Prometheus the right to designate four out of eleven directors on ARV's Board of Directors and provided for the amendment of ARV's by-laws to require approval of eight of eleven directors for any board action, thereby, granting to Prometheus an absolute right of veto over any board action by ARV.

         28. In connection with the Prometheus transaction and the competitive bid outlined by Emeritus, ARV also instituted a Stockholders Rights Plan ("poison pill") pursuant to which preferred share purchase rights were issued. The poison pill effectively blocks Emeritus from acquiring additional shares of ARV without the ARV Board of Directors first waiving the pill or judicial intervention determining the poison pill invalid.

         29. Defendants further breached their fiduciary duties owed to ARV stockholders by instituting unreasonable defensive measures, such as the poison pill, in response to Emeritus' bona fide offer for the Company.

         30. On October 12, 1997, Emeritus formally proposed to acquire all of the outstanding shares of ARV stock for $16.50 per share in cash (the "Emeritus Offer").

         31. At the time when the Emeritus Offer was made, Emeritus left open the possibility that the consideration paid to shareholders could possibly be greater if due diligence warranted such an increase in the price.

         32. On October 14, 1997, the ARV Board of Directors met and immediately rejected the Emeritus Offer without entering into any negotiation, despite the fact that the Emeritus Offer placed a significantly higher value on ARV's shares than the purchase of 49.9% of the Company's stock by Prometheus and well in excess of the $14.00 price deemed fair by ARV's investment advisor.

         33. On October 15, 1997, Gary L. Davidson ("Davidson"), who was ARV's Chairman, President, and Chief Executive Officer, resigned following the Board of Directors' failure to properly consider the Emeritus Offer.

         34. On October 31, 1997, Prometheus announced that it was amending its transaction with ARV to provide for a $60 million purchase of ARV 6 3/4% Convertible Subordinated Notes (the "Notes"), rather than make two additional stock purchases. The ARV Notes were convertible into ARV common stock at $17.25. However, a redemption premium provision under the amended terms reduced the effective conversion price to $14.00 per share which is a significant discount to the $16.50 Emeritus offer.

         35. On November 10, 1997, ARV announced that it had transferred its listing from NASDAQ National Market System to the American Stock Exchange which has the effect of eliminating the availability of cumulative voting for the public shareholders.

         36. On November 14, 1997, the Company announced a $25 million share repurchase program that will, in turn, increase the relative amount of stock controlled by ARV management and Prometheus.

         37. On November 24, 1997, Emeritus, left with no other option, commenced a tender offer for all publicly-held shares of the Company's stock at $16.50 per share.

         38. Defendants' failure to fully inform themselves and consider any bona fide offer like Emeritus's offer has no valid business purpose, and simply evidences their disregard for the premium being offered to ARV stockholders. By failing to meet promptly and negotiate with Emeritus, defendants are depriving plaintiff and the Class of their right to share in the assets and businesses of ARV and receive the maximum value for their ARV shares.

         39. ARV represents a highly attractive acquisition candidate. Defendants' conduct is depriving ARV's public stockholders of the control premium that Emeritus or other third parties are prepared to pay, or of the enhanced premium that further negotiation or exposure of ARV to the market could provide.

         40. Defendants owe fundamental fiduciary obligations to ARV's stockholders to take all necessary and appropriate steps to maximize the value of their shares. In addition, the Individual Defendants have the responsibility to act independently so that the interests of ARV's public stockholders will be protected, to seriously consider all bona fide offers for the Company, and to conduct fair and active bidding procedures or other mechanisms for checking the market to assure that the highest possible price is achieved. Further, the directors of ARV must adequately ensure that no conflict of interest exists between the Individual Defendants' own interests and their fiduciary obligations to maximize stockholder value or, if such conflicts exist, to insure that all such conflicts will be resolved in the best interests of the Company's stockholders.

         41. Because the Individual Defendants dominate and control the business and corporate affairs of ARV and because they are in possession of private corporate information concerning ARV's assets, businesses and future prospects, there exists an imbalance and disparity of knowledge of economic power between defendants and the public shareholders of ARV. This discrepancy requires that defendants take those steps necessary to maximize stockholder value. Nevertheless, defendants have refused to seriously consider Emeritus's offer, and have failed to announce any active auction or open bidding procedures that would maximize stockholder value by entertaining offers to purchase the Company.

         42. The Individual Defendants have breached their fiduciary and other common law duties they owe to plaintiff and the other members of the Class in that they have not exercised, and are not exercising, independent business judgment and have acted, and are continuing to act, in their own self-interests to the detriment of plaintiff and the Class.

         43. The Individual Defendants are acting to entrench themselves in their offices and positions and to maintain their substantial salaries and perquisites, all at the expense, and to the detriment of, plaintiff and the other stockholders of ARV.

         44. As a result of the actions of defendants, plaintiff and the other members of the Class have been, and will continue to be, damaged in that they have not and will not receive their fair proportion of the value of ARV's assets and businesses and/or have been and will be prevented from obtaining a fair and adequate price for their shares of ARV's common stock.

         45. Plaintiff seeks preliminary and permanent injunctive relief preventing defendants from inequitably and unlawfully depriving plaintiff and the Class of their rights to realize the full and fair value of their stock, and at a premium over the market price, and preventing defendants from unlawfully entrenching themselves in their positions of control and acting in their own self-interests to the detriment of ARV's shareholders, and to compel defendants to carry out their fiduciary duties and obligations to plaintiff and the other members of the Class, including maximizing the value of the Company's stock.

         46. Only through the exercise of this Court's equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury that defendants' actions have inflicted and continue to inflict on ARV's shareholders, including plaintiff and the other members of the Class. Defendants are precluding the realization by ARV stockholders of the full economic value and benefit of their investment by, among other things, failing to proceed expeditiously and in good faith to evaluate and pursue a premium acquisition proposal that would provide consideration for all shares at a premium price.

         47. Unless enjoined by the Court, defendants will continue to breach their fiduciary duties and obligations to plaintiff and the other members of the Class, and/or will continue to participate, and/or aid and abet one another, in such breaches of fiduciary duties, and will continue to prevent the sale of ARV at a substantial premium to shareholders, all to the irreparable harm of plaintiff and other members of the Class.

         48. As a result of the wrongful conduct alleged herein, plaintiff and the Class have no adequate remedy at law.


               FIRST CAUSE OF ACTION FOR BREACH OF FIDUCIARY DUTY
                            (Against All Defendants)



         49. Plaintiffs repeat and incorporate herein by reference, all of the allegations contained in paragraphs 1 through 48 above.

         50. As alleged herein, defendants owe fiduciary duties to plaintiff and the other members of the Class, including the duty to act in the best interests of plaintiff and the other members of the Class and to maximize the value of the Company's stock for the benefit of its shareholders, including plaintiff and the other members of the Class.

         51. As alleged herein, defendants breached their fiduciary duties to plaintiff and the other members of the Class, and continue to breach their fiduciary duties to plaintiff and the other members of the Class, and plaintiff and the other members of the Class have been damaged thereby, and continue to be damaged, in an amount to be determined at trial, but believed to be not less than $14,000,000.

         52. The foregoing actions and conduct by defendants were intentional, fraudulent, oppressive and malicious. By reason defendants' wrongful conduct as alleged herein, plaintiff and the other members of the Class have been damaged and are entitled to the relief prayed for below. In addition, plaintiffs and the Class seek an order enjoining defendants from engaging in any further breaches of their fiduciary duties to plaintiff and the other members of the Class, and to require defendants to act in the best interests of plaintiff and the other shareholders of ARV with respect to maximizing the value of the Company's stock for the benefit of its shareholders, including plaintiff and the other members of the Class.

                                PRAYER FOR RELIEF

         WHEREFORE, plaintiff demands judgment, as follows:

         (a) Certifying this action as a class action and certifying plaintiff as a class representative;

         (b) Ordering defendants to carry out their fiduciary duties to plaintiff and the other members of the Class by, among other things:

              (i) cooperating fully with any entity or person, including Emeritus, who has a bona fide and reasonable proposal for the Company concerning any transaction that would maximize stockholder value including, but not limited to, a merger or acquisition of ARV;

              (ii) immediately undertaking an appropriate evaluation of ARV's worth as a merger/acquisition candidate;

              (iii) taking all appropriate steps to enhance ARV's value and attractiveness as a merger/acquisition candidate;

              (iv) taking all appropriate steps to effectively expose ARV to the marketplace in an effort to create an active auction of the Company;

              (v) acting independently so that the interests of the Company's public stockholders will be protected; and

              (vi) adequately ensuring that no conflicts of interest exist between the Individual Defendants' own interests and their fiduciary obligations to maximize stockholder value or, in the event such conflicts exist, to ensure that all conflicts of interest are resolved in the best interests of the public stockholders of ARV;

         (c) Ordering defendants, jointly and severally, to account for and pay to plaintiff and member of the Class all damages which plaintiff and the other members of the Class have sustained as a result of the wrongful acts and conduct alleged herein;

         (d) Awarding plaintiffs and members of the Class punitive damages;

         (e) Awarding plaintiff all costs and expenses incurred by plaintiff in this action, including plaintiff's reasonable attorneys' and experts' fees; and

         (f) Awarding Pre- and post-judgment interest; and

         (g) Granting such other and further relief as the Court may deem just and proper.



Dated: December 11, 1997                    Respectfully submitted,

                                            PRONGAY & BORDERUD,


                                            BY: /s/ Jon Borderud, Esq.
                                               --------------------------------
                                              Jon Borderud, Esq.
                                              881 Alma Real Drive
                                              Suite 211
                                              Pacific Palisades, CA 90272
                                              (310) 573-3600


                                              WECHSLER HARWOOD
                                              HALEBIAN & FEFFER LLP
                                              488 Madison Avenue
                                              New York, New York 10022
                                              (212) 935-7400

                                   JURY DEMAND
                                   -----------


         Plaintiff hereby demands a trial by jury of all issues of fact.



Dated: December 11, 1997                       Respectfully submitted,



                                               PRONGAY & BORDERUD,



                                            By: /s/ Jon Borderud
                                               --------------------------------
                                               Jon Borderud
                                               881 Alma Real Drive
                                               Suite 2ll
                                               Pacific Palisades, CA 90272
                                               (310) 573-3600


                                               WECHSLER HARWOOD
                                               HALEBIAN & FEFFER LLP
                                               488 Madison Avenue
                                               New York, New York 10022
                                               (212) 935-7400